Exhibit T3E(3)
                                                                  --------------

                                      NIBCO
                    c e n t e n n i a l   c e l e b r a t i o n



                               2003 annual report

[Photograph Omitted]


                          [Names of Employees Omitted]

                            NIBCO Board of Directors




                      [Pictures of Board Members Omitted]


Howard L. Clark, Jr.            Arthur J. Decio         Rev. Timothy R. Scully C.S.C., Ph. D.
Vice Chairman,                  Chairman,               Executive Vice President,
Lehman Brothers                 Skyline Corporation     University of Notre Dame






                      [Pictures of Board Members Omitted]




William M. Jordan               Alice A. Martin         Rex Martin
Former President of             Vice Chairman,          Chairman, President and C.E.O.,
Flowserve Corporation           NIBCO INC.              NIBCO INC.



        Officers

        Rex Martin, Chairman, President and Chief Executive Officer

        Alice A. Martin, Vice Chairman

        James F. Drexinger, Senior Vice President--General Manager NIBCO

        Steven E. Malm, Senior Vice President--General Manager TOLCO

        Brian Caufield, Vice President--Sales

        Thomas L. Eisele, Vice President--General Counsel and Secretary

        Kenneth J. Eme Jr., Vice President--Supply Chain

        Gerald J. Whiteford, Vice President--Finance and Treasurer

        Gerald L. Wilson, Vice President--Human Resources and Chief
          Information Officer

--------------------------------------------------------------------------------

       "I was intending to work for 40 years (at NIBCO), but then my wife died. I said, 'Let's shoot for 50 (years at NIBCO) and I made it!"

             McNeil Grimes, Jr.; Retired Associate, Nacogdoches, TX.

                                     NIBCO(R)








                                        V I S I O N
                                        Leading the World in Flow Control
                                        Solutions


                                        V A L U E S

                                        Safety
                                        Integrity
                                        Teamwork
                                        Continuous Improvement


                                        M I S S I O N

                                        Grow by being the leading, innovative,
                                        customer-driven provider of flow control solutions to our global markets while delivering long-term prosperity to our stakeholders.



--------------------------------------------------------------------------------

    "At NIBCO, the company core values have really become our core values."

           Steve Malm; Senior Vice President, NIBCO World Headquarters

To our Shareholders:

[Picture of Rex Martin Omitted]

Fiscal 2003 was a year of accomplishment for your company; however, the operating results do not reflect that. Sales declined 2% to $419 million from $429 million in 2002, while net income also declined to $10.4 million from $15.5 million the year before. Despite these unsatisfactory operating results, the balance sheet at December 31, 2003 continues to reflect a very healthy company. Liquidity is strong as the current ratio slightly improved to 1.7:1 and the quick ratio increased to .98:1 at year end. Our funded debt / equity ratio of only .49:1 is strong - better than the .53:1 at December 31, 2002.

Our annual report for the start of our 100th year is dedicated to you, our shareholders and to that end, our cover is a listing of all shareholders' names. Thank you to all of our shareholders and especially to our 50 year shareholders whose names are highlighted in gold, and our 35-49 year shareholders whose names are in silver. I would challenge any company to match NIBCO's record of shareholder loyalty and I am grateful for that loyalty.

Highlights of your company's accomplishments are as follows:

After an intense process involving all executive and senior management, we completed a ten year strategic plan. We see an exciting vision for continuing success based on maintaining our current manufacturing, technology and customer service strengths while capitalizing on emerging opportunities for growth through internally generated new product and process developments and externally through acquisitions. A very specific outgrowth of the planning process was our decision to become a LEAN enterprise. When implemented successfully, the program can significantly reduce inventory and manufacturing lead time and also increase quality and delivery performance. Our Blytheville plant has been selected as our test plant.

In 2003, we invested $17.1 million in capital and equipment. At Stuarts' Draft, we invested another $5 million in the plant (after $5 million last year) to maintain our copper fitting manufacturing prowess. Considerable capital expenditures were also made in Reynosa, Mexico to increase our capacity there. Almost $2 million was spent on business continuity which included an emergency generator for our information systems. Technology is one of our competitive advantages and now we are assured that NIBCO's systems will always be up and running.

One of our core values is safety and in 2003 we invested heavily in plant safety. Congratulations to our Stuarts Draft plant associates who completed over 1,000,000 hours without a lost time accident!

In 2003, our "Perfect Order" percentage for the entire year rose to 85.3%. This accomplishment is astounding considering that for the first time, we challenged ourselves more by adding our make-to-order products into the calculation. When one considers that all six metrics - phone response, order entry, fill rate, shipment timeliness, shipment accuracy and product quality - are all multiplied together to obtain our overall percentage, simple mathematics dictates that 80% overall is quite difficult to achieve.

TOLCO, our support systems business unit, was integrated into the NIBCO family. Their products were successfully taken nationwide as NIBCO's traditional customers began purchasing TOLCO's support systems.

During 2003, we made significant investments in new manufacturing technologies and processes. We will be forthcoming with these new product/process innovations in 2004.

NIBCO's 2003 can also be described as a year of change. Part of these changes were Board and management changes. With the passing of my father, Lee, Alice Martin, our other Vice Chairman, assumed heightened responsibilities.

--------------------------------------------------------------------------------

              "NIBCO has delivered on the Perfect Order promise."

           Rick Klau; President, Hajoca Corporation (NIBCO Customer)

During the year, we said good-bye to Reed Coleman as he decided not to stand for re-election to the Board of Directors. Reed provided us with wise counsel for the past 12 years and we appreciate his efforts.

Two very significant promotions in management occurred during the year. Steve Malm was elevated to Senior Vice President and General Manager of TOLCO. Steve has relocated to Corona, California to oversee that business unit. Jim Drexinger was promoted to Senior Vice President and General Manager of NIBCO. I have every confidence that these two dedicated, seasoned NIBCO veterans will perform very well in their new roles.

Two other vice presidents have taken on substantially more responsibilities. Gary Wilson has added Human Resources to his Information Technology responsibilities. Ken Eme was asked to oversee international manufacturing as well as domestic manufacturing and engineering. I thank them for their willingness to stretch and provide leadership in new areas.

During the year, Brian Caufield, a career NIBCO associate, was promoted to Vice President of Sales. Brian is well known to and highly regarded by our customer base.

As visionary as my great-grandfather Casper was, I doubt that he could ever have imagined that the company he founded would become a worldwide leader employing 3,000 associates in 12 manufacturing sites and seven distribution centers. He was a stickler for redoing products until perfection and I know he would be most proud of the high quality reputation NIBCO earns every day, one customer at a time.

My grandfather Ross was a genius and also a visionary, but I doubt he could have envisioned how many thousands of NIBCO associates would become wealthy from owning NIBCO stock. It was Ross' idea to make every associate a shareholder and I know Ross would be most proud of all of the NIBCO families that have been wellsupported over the years by being shareholders. Ross truly felt that he was successful when - and only when - everyone who worked for him was financially well off.

My father Lee was an engineering genius and a visionary. I am glad he was able to see what NIBCO has become before he passed away on March 26 this past year. Lee was a hard worker and always thinking about what could be done to improve NIBCO. He worked at NIBCO 50 years and he loved it so much, it was hard for him to stop thinking about NIBCO at the end of the day. "Relentless improvement" was definitely his motto. Lee would be most proud of the fact that our very hard working associates are beating the competition and just this last year took chunks of market share from our competitors in most of our traditional product lines.

As for me, I am honored to be the fourth generation of my family to lead NIBCO. I want all of our "NIBCO family" traditions to continue for the second 100 years. These traditions mean "always doing the right thing" for our customers, associates and shareholders. I can't imagine working anywhere else and I don't want to work for anyone other than you, our shareholders.

[Pictures of Presidents Along Right Margin Omitted]

--------------------------------------------------------------------------------

  "We're so happy with vendor managed inventory with NIBCO that we're going to force our other suppliers to do what NIBCO is doing."

               Jack Hester; Chairman, F.W. Webb (NIBCO Customer)

The tradition of which I am most proud is that all of our shareholders -- over the entire 80 years of associate ownership -- have been well-rewarded. I am putting all of my best efforts toward keeping that promise ongoing and I know all of our 3,000 associates are, too. I am happy to report that even after a down year for NIBCO, the five year comparison of our stock price versus our peer group's stock prices and the Standard & Poor's 500 reflects that NIBCO stock is still the superior investment - more than double the S & P 500 and 30% better than the peer group.

                        Comparison of Five-Year Cumulative Return
                        Value of $100 Invested at End of 1998

[Graph Omitted]

                              Value of $100 Investment at December 31
                           ---------------------------------------------
                            1998    1999    2000    2001    2002    2003
                            ----    ----    ----    ----    ----    ----
                NIBCO INC. $100.00 $158.22 $178.88 $181.29 $207.29 $197.17

                Peer Group $100.00 $150.64 $113.16 $138.50 $117.86 $152.49

                S&P 500    $100.00 $119.53 $107.41 $ 93.40 $ 71.57 $ 90.46

In conclusion, your company is forging ahead, honoring our core values and traditions and savoring a century of success, but also preparing for the role we will play in the next 100 years as the worldwide leader in flow control.

I greatly enjoyed seeing many of you at the start of our 100th year celebration at the Palais Royale in South Bend, Indiana. Please save November 12 and 13 of 2004 to come to Elkhart for the exciting conclusion of our 100th year festivities. We have a surprise for you and I hope you can join us.


                                                Sincerely,


                                                /s/ Rex Martin

                                                Rex Martin
                                                Chairman, President and
                                                Chief Executive Officer

--------------------------------------------------------------------------------

  "NIBCO would be our number one supplier of all the suppliers we deal with."

               Jack Hester; Chairman, F.W. Webb (NIBCO Customer)

Stock Price and Dividends

There is no active market in NIBCO common stock and the Company has no information with respect to the prices at which its stock may have been sold during the last two years other than in connection with purchases made at "appraised price" by the NIBCO INC. Profit Sharing and 401(k) Plan and by the Company pursuant to the put/call provision of its Articles of Incorporation. "Appraised price" is equal to the fair market value of a share of Class B common stock as determined by a nationally recognized financial advisor.

Stock prices and dividends per Class B common share for each quarter during 2003 and 2002, after giving effect to the 7:1 stock split on May 1, 2002, were as follows:

                                Price per share         Dividends per share
                                ---------------         -------------------
                                 2003       2002          2003       2002
                                 ----       ----          ----       ----
                Quarter ended--
                March           $44.97     $42.22        $ .06     $ .06
                June             44.97      42.22          .06       .06
                September        43.26      45.48          .06       .06
                December         43.26      45.48          .06       .06

--------------------------------------------------------------------------------
        Shareholder Services

        For any questions or comments about your NIBCO stock, please contact either of the following
        NIBCO associates at World Headquarters:

        Gerald Whiteford - Chief Financial Officer
        Phone: (574) 295-3000 or email: whitefordj@nibco.com

        Jacqueline Hutti-- Investor Relations
        Phone: (574) 295-3000 or email: huttij@nibco.com
--------------------------------------------------------------------------------

Value of one share of NIBCO Class B common stock

[Graph Omitted]
                                                                   -------------
                                                                     1998 $20.70

                                                                     1999 $34.71

                                                                     2000 $39.25

                                                                     2001 $39.77

                                                                     2002 $45.48

                                                                     2003 $43.26
                                                                   -------------

--------------------------------------------------------------------------------

        "NIBCO sees the advantages in utilizing technology to manage our processes in every transaction and lead our entire industry forward."

                 Diane Krill; Director, NIBCO World Headquarters

Management's Discussion and Analysis

Sales of fittings and valves, the two principal classes of products and other products during the last five years have been:

(Dollars in millions)                   2003    2002    2001    2000    1999
                                        ----    ----    ----    ----    ----
Fittings . . . . . . . . . . . .        $253    $261    $251    $278    $257
Valves . . . . . . . . . . . . .         136     145     149     151     152
Support Systems. . . . . . . . .          24      16      --      --      --
Other. . . . . . . . . . . . . .           6       7       7      11      10

The transition from 2002 to 2003 is explained below.

Results of Operations

Overall consolidated net sales for 2003 decreased by $9.6 million from 2002 levels. Consolidated metal and plastic fitting sales were $253 million in 2003, compared to $261 million in 2002. This includes a $2.5 million increase due to the volume of the number of fittings sold year over year offset by lower market pricing of approximately $10.0 million. Consolidated net sales of valves decreased by $9.0 million due to lower commercial construction activity in 2003. The support systems business, acquired in 2002, accounted for $8.0 million of incremental sales in 2003. Other product sales were down slightly at $6.0 million from a decrease in Original Equipment Manufacturer demand.

Cost of goods sold totaled $351.3 million in 2003, an increase of $3.7 million from 2002. The effects of cost reduction activities were more than offset by significantly higher raw material prices.

Selling, general and administrative expenses were $45.4 million in 2003. This represents a $6.6 million decrease from 2002. Reductions in payroll cost and general cost control activities account for the majority of this decrease.

Other expense increased by $1.4 million from 2002. The change is primarily due to the adjustment of a contingent liability in 2002 which had a one-time benefit in that year.

Interest expense decreased slightly by $.1 million in 2003 reflecting lower market interest rates on borrowings. Interest income increased slightly by $.2 million resulting from a higher balance of funds to invest.

Pre-tax income for 2003 was $16.5 million, which represented a decrease of $7.8 million from 2002. The Company provided $6.1 million for income taxes in 2003. The 2003 effective tax rate of 36.9% was .6% higher than the 2002 rate. The increase in the effective tax rate resulted from temporary differences generated by the Company's foreign subsidiaries.

Financial Position-- Liquidity and Capital Resources

The Company's cash and cash equivalents increased by $3.3 million to $18.1 million in 2003. Major components of the change include $36.9 million of cash provided by operations, $17.1 million of cash used for investing activities and $16.5 million of cash used for financing activities. Cash provided by operations was down versus 2002 due to lower company profitability, while cash used for investing activities was down significantly in 2003 due to funding the support systems acquisition in 2002.

Capital investments for 2003 were $17.1 million compared to $17.9 million in 2002. This represents actual assets placed into service, down payments on assets yet to be delivered and construction in process. Capital investments in 2003 were made in production facilities, mainly to improve efficiency and balance capacity with demand for the Company's metal and plastic product lines.

The ratio of current assets to current liabilities increased to 1.7:1 at December 31, 2003 versus 1.6:1 at December 31, 2002. Current assets increased by $5.6 million. Short-term borrowings and other current liabilities decreased by $.2 million. Accounts receivable days outstanding increased 5.7 days from 55.4 days in 2002 to 61.1 days at the end of 2003. The increase in accounts receivable days outstanding decreased cash by $6.6 million. Inventory turns were
6.9 times in 2003 compared to 6.6 times in 2002. The .3 turn increase was the result of lower inventory levels in 2003.

The 2003 liability to equity ratio was flat at 1.3:1 compared to 2002. Total liabilities decreased by $6.6 million while net equity decreased by $1.3 million. Total liabilities decreased mainly due to a decrease in total debt of $4.9 million.

Effective January 21, 2004, the Company amended its revolving credit facility and has short-term credit lines of $55.0 million available to meet seasonal working capital needs. Considering the current forecast, funds generated from operations and funds available from unused credit lines will be sufficient to provide the Company's operating and capital needs for 2004.

Inflation

The impact of inflation on the Company's results for 2003, 2002 and 2001 was not material.

--------------------------------------------------------------------------------

         "(With Vendor Managed Inventory) NIBCO has really changed the role of our customers. We have taken over one of their basic functions which is to order inventory into the warehouse.
        Now we have customers who literally never see a purchase order."

          Jim Drexinger; Sr. Vice President, NIBCO World Headquarters

Consolidated Statements of Income
In thousands except per share amounts

                                                                                Years ended December 31,
                                                                                ------------------------
                                                                           2003         2002        2001
                                                                           ----         ----        ----
NET SALES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $419,038     $428,633    $407,179
                                                                         --------     --------    --------
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . .  351,301      347,629     324,841
Selling, general and administrative expenses . . . . . . . . . . . . . .   45,435       52,077      49,876
                                                                         --------     --------    --------
Total operating expenses . . . . . . . . . . . . . . . . . . . . . . . .  396,736      399,706     374,717
                                                                         --------     --------    --------
Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22,302       28,927      32,462
Interest income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      663          508         601
Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (5,007)      (5,080)     (5,227)
Other expense, net . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,504)         (84)     (3,033)
                                                                         --------     --------    --------
Income before income taxes . . . . . . . . . . . . . . . . . . . . . . .   16,454       24,271      24,803
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,078        8,809       8,748
                                                                         --------     --------    --------
NET INCOME . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 10,376    $ 15,462    $ 16,055
                                                                         ========     ========    ========
Basic earnings per Class B share . . . . . . . . . . . . . . . . . . . .    $1.93       $2.78       $2.76
                                                                         ========     ========    ========
Diluted earnings per Class B share . . . . . . . . . . . . . . . . . . .    $1.90       $2.72       $2.68
                                                                         ========     ========    ========
Cash dividends per Class B share (Class A = 20 X Class B amount) . . . .    $0.24       $0.24       $0.24
                                                                         ========     ========    ========


(See accompanying notes to consolidated financial statements)



--------------------------------------------------------------------------------

    "NIBCO had the most successful installation of SAP in the United States
                              --if not the world."

             Gary Wilson; Vice President, NIBCO World Headquarters

Consolidated Balance Sheets
In thousands except per share amounts
                                                                                    December 31,
                                                                                    ------------
                                                                                2003             2002
CURRENT ASSETS:                                                                 ----             ----
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . .   $ 18,142         $ 14,859
  Accounts receivable  . . . . . . . . . . . . . . . . . . . . . . . . . .     70,590           65,008
  Inventories:
    Raw material . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,006            5,311
    Work in process  . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,625           15,095
    Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . . . .     31,006           32,571
                                                                             --------         --------
      Total inventories  . . . . . . . . . . . . . . . . . . . . . . . . .     50,637           52,977
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . .      2,385            3,912
  Other current assets   . . . . . . . . . . . . . . . . . . . . . . . . .      2,575            1,994
                                                                             --------         --------
      Total current assets . . . . . . . . . . . . . . . . . . . . . . . .    144,329          138,750

INTANGIBLES, net  . . . . . . . . . . . . . . . . . . . . . . . . . . .  .      5,964            6,514
GOODWILL, net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,193            8,193
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  .      1,014           14,821
PROPERTIES AND EQUIPMENT, at cost:
  Land   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,766            1,759
  Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     50,427           50,017
  Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . .    331,199          315,236
                                                                             --------         --------
                                                                              383,392          367,012
  Less-- Accumulated depreciation . . . . . . . . . . . . . . . . . . . .     273,824          258,349
                                                                             --------         --------
  Net properties and equipment . . . . . . . . . . . . . . . . . . . . . .    109,568          108,663
                                                                             --------         --------
      Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $269,068         $276,941
                                                                             ========         ========
CURRENT LIABILITIES:
  Short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . .  .   $  3,077         $    291
  Current maturities of long-term debt   . . . . . . . . . . . . . . . . .      8,204            8,465
  Accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . . .     31,863           25,737
  Accrued wages and benefits   . . . . . . . . . . . . . . . . . . . . . .     13,772           21,144
  Other accrued expenses   . . . . . . . . . . . . . . . . . . . . . . . .     30,272           30,180
  Income and other taxes   . . . . . . . . . . . . . . . . . . . . . . . .         --            1,604
                                                                             --------         --------
      Total current liabilities  . . . . . . . . . . . . . . . . . . . . .     87,188           87,421

LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  .     46,993           54,394
DEFERRED INCOME TAXES  . . . . . . . . . . . . . . . . . . . . . . . . . .     16,139           15,065
COMMITMENTS AND CONTINGENCIES  . . . . . . . . . . . . . . . . . . . . . .         --               --

SHAREHOLDERS' EQUITY:
  Class A common stock (voting)-- $20 par value; 2,500 shares
    authorized, 175 shares issued  . . . . . . . . . . . . . . . . . . . .      3,500            3,500
  Class B common stock (non-voting)-- $1 par value; 50,000 shares
    authorized, 9,359 shares issued  . . . . . . . . . . . . . . . . . . .      9,359            9,359
  Additional paid-in capital   . . . . . . . . . . . . . . . . . . . . . .      7,482            4,960
  Accumulated translation adjustment   . . . . . . . . . . . . . . . . . .       (470)            (402)
  Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .    303,862          294,775
                                                                             --------         --------
                                                                              323,733          312,192
  Less-- Cost of treasury shares   . . . . . . . . . . . . . . . . . . . .    204,985          192,131
                                                                             --------         --------
    Total shareholders' equity . . . . . . . . . . . . . . . . . . . . . .    118,748          120,061
                                                                             --------         --------
      Total liabilities and shareholders' equity . . . . . . . . . . . . .   $269,068         $276,941
                                                                             ========         ========

BOOK VALUE PER CLASS B SHARE (Class A = 20 X Class B value)  . . . . . . .   $  22.48         $  21.96
                                                                             ========         ========
EQUIVALENT TOTAL SHARES OUTSTANDING . . . . . . . . . . . . . . . . . .. .      5,283            5,467
                                                                             ========         ========

(See accompanying notes to consolidated financial statements)


--------------------------------------------------------------------------------

              "NIBCO rates a '10'...and that's how we rate NIBCO."

             Norm Weiss; Chairman, S.G. Supply Co. (NIBCO Customer)

Consolidated Statements of Shareholders' Equity
Dollars in thousands except per share amounts

                                  Class A   Class B    Additional    Accumulated                 Treasury Stock           Total
                                  Common    Common      Paid-in      Translation   Retained      ---------------      Shareholders'
                                  Stock      Stock      Capital      Adjustment    Earnings     Shares     Amount        Equity
                                ------------------------------------------------------------------------------------------------
Balance at
January 1, 2001                   $500      $1,337      $11,661         $(536)      $265,974    977,142   $(159,643)    $119,293
                                                                                                                        ========
Net income                                                                            16,055                              16,055
Change in accumulated
  translation adjustment                                                  228                                                228
                                                                                                                        --------
    Total comprehensive income                                                                                            16,283
Cash dividends ($0.24 per share)                                                      (1,388)                            (1,388)
Puts, purchases and sales of
  treasury stock                                          1,417                                  85,190     (24,692)     (23,275)
Stock options exercised                                    (600)                                (41,366)      6,826        6,226
  Tax benefit from
    exercise of stock options                             1,794                                                            1,794

                                ================================================================================================

Balance at
December 31, 2001                  500       1,337       14,272          (308)       280,641  1,020,966    (177,509)     118,933
                                                                                                                        ========
Net income                                                                            15,462                              15,462
Change in accumulated
  translation adjustment                                                  (94)                                               (94)
                                                                                                                        --------
    Total comprehensive income                                                                                            15,368
Cash dividends ($0.24 per share)                                                      (1,328)                             (1,328)
Seven-for-one stock split        3,000       8,022      (11,022)                              6,125,796                       --
Puts, purchases and sales of
  treasury stock                                            787                                 450,755     (19,776)     (18,989)
Stock options exercised                                    (408)                               (205,638)      5,154        4,746
Tax benefit from
  exercise of stock options                               1,331                                                            1,331

                                ================================================================================================

Balance at
December 31, 2002                3,500       9,359        4,960          (402)       294,775  7,391,879    (192,131)     120,061
                                                                                                                        ========
Net income                                                                            10,376                              10,376
Change in accumulated
  translation adjustment                                                  (68)                                               (68)
                                                                                                                        --------
    Total comprehensive income 10,308
Cash dividends ($0.24 per share)                                                      (1,289)                             (1,289)
Puts, purchases and sales of
  treasury stock                                          1,760                                 340,025     (16,949)     (15,189)
Stock options exercised                                    (388)                               (155,502)      4,095        3,707
Tax benefit from
  exercise of stock options                               1,150                                                            1,150
                                ------------------------------------------------------------------------------------------------
Balance at
December 31, 2003               $3,500      $9,359       $7,482         $(470)      $303,862  7,576,402   $(204,985)    $118,748
                                ================================================================================================

(See accompanying notes to consolidated financial statements)

--------------------------------------------------------------------------------

             "In my experience what NIBCO says is what NIBCO does."

             Rick Schwartz; Chairman, Winholesale (NIBCO Customer)

Consolidated Statements of Cash Flows
Dollars in thousands
                                                                                                    Years ended December 31,
                                                                                                    ------------------------
                                                                                               2003         2002         2001
                                                                                               ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income ...........................................................................     $10,376      $15,462      $16,055
  Adjustments to reconcile net income to net cash
  from operating activities:
    Depreciation .......................................................................      16,902       18,044       18,319
    Amortization of intangibles ........................................................         550          420           95
    Write-off of goodwill ..............................................................          --          237           --
    Stock option compensation ..........................................................           9          250          815
    Loss on disposal of properties and equipment .......................................         209        1,465           31
    Deferred income taxes ..............................................................       2,601        2,052       (2,289)
    Decrease (Increase) in other assets ................................................      13,879       (1,823)        (645)
    Change in current assets and liabilities,
      net of effects of acquisition in 2002:
        Accounts receivable ............................................................      (5,604)        (267)       8,219
        Inventories ....................................................................       2,366        6,239       (4,553)
        Other current assets ...........................................................        (595)        (235)        (440)
        Accounts payable ...............................................................       5,129         (669)         581
        Accrued liabilities ............................................................      (8,873)       2,970        8,091
                                                                                           ---------    ---------    ---------
    Net cash from operating activities .................................................      36,949       44,145       44,279
                                                                                           ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of properties and equipment .......................................           9          221        3,142
  Capital expenditures .................................................................     (17,135)     (17,906)     (15,768)
  Acquisition of business, net of cash acquired ........................................          --      (21,431)          --
                                                                                           ---------    ---------    ---------
    Net cash used in investing activities ..............................................     (17,126)     (39,116)     (12,626)
                                                                                           ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from advances under short term borrowings ...................................     173,225       73,341      197,927
  Payments of advances under short term borrowings .....................................    (170,439)     (73,050)    (217,927)
  Proceeds from issuance of long-term debt .............................................          20          784       25,000
  Payments of long-term debt ...........................................................      (7,681)      (5,047)      (2,523)
  Acquisitions of treasury shares, net .................................................     (15,189)     (13,634)     (23,275)
  Proceeds from exercise of Class B stock options ......................................       3,698        4,496        5,411
  Tax benefit from exercise of stock options ...........................................       1,150        1,331        1,794
  Cash dividends paid ..................................................................      (1,300)      (1,344)      (1,405)
                                                                                           ---------    ---------    ---------
    Net cash used in financing activities ..............................................     (16,516)     (13,123)     (14,998)
                                                                                           ---------    ---------    ---------
  Effect of exchange rate changes on cash ..............................................         (24)         (42)          28
                                                                                           ---------    ---------    ---------
    Increase (decrease) in cash and cash equivalents ...................................       3,283       (8,136)      16,683
  Cash and cash equivalents, beginning of year .........................................      14,859       22,995        6,312
                                                                                           ---------    ---------    ---------
  Cash and cash equivalents, end of year ...............................................   $  18,142    $  14,859    $  22,995
                                                                                           =========    =========    =========

(See accompanying notes to consolidated financial statements)

--------------------------------------------------------------------------------
   "Yes, we make the best copper fittings in the world...no doubt about it."
                 A. Dale Michael; Supervisor, Stuarts Draft, VA

Notes to Consolidated Financial Statements

NOTE 1-- SIGNIFICANT ACCOUNTING POLICIES:

Basis of consolidation-- The consolidated financial statements include the accounts of NIBCO INC. and its wholly-owned subsidiaries (the "Company").

Cash and cash equivalents-- For purposes of the consolidated statements of cash flows, cash and cash equivalents include a money market account, commercial paper and other highly liquid investments with original maturities of three months or less.

Inventories-- Inventories are stated at the lower of cost or market, with cost determined principally by the LIFO method. Approximately 85% and 89% of the Company's inventory was valued under the LIFO method at December 31, 2003 and 2002 respectively. The excess of replacement cost of inventories over LIFO cost was approximately $25.0 million and $ 23.7 million at December 31, 2003 and 2002, respectively.

Properties and equipment-- Properties and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the cost of assets over their estimated useful lives ranging from 20 to 40 years for buildings and 3 to
12.5 years for  machinery  and  equipment.  For  financial  reporting  purposes, depreciation is generally provided by the straight-line method, while accelerated methods are used for income tax purposes.

Goodwill and other intangible assets-- The Company's adoption of Statement of Financial Accounting Standards ("FAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002 did not have a significant effect on 2003 net income. Under the new standard, goodwill and certain intangible assets are no longer amortized but are assessed at least annually for impairment with any such impairment recognized in the period identified.

Research and development-- Research and development costs are charged to expense as incurred and amounted to approximately $3.0 million, $2.2 million and $2.6 million in 2003, 2002 and 2001, respectively.

Stock compensation-- The Company's stock option plans are accounted for in accordance with the intrinsic value method of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. Pro forma net income and earnings per Class B share, reported as if compensation expense had been recognized under the fair value provisions of FAS No. 123, Accounting for Stock-Based Compensation, for the Company's stock option plans, were as follows for the years ended December 31:

(In thousands, except per share amounts)                               2003         2002            2001
                                                                       ----         ----            ----
        Net income, as reported .................................   $ 10,376      $15,462         $16,055
        Add: Stock-based compensation
          expense included in reported
          net income, net of tax ..................................        6          163             530
        Deduct: Stock-based compensation
          expense determined under the fair
          value method, net of tax ................................     (940)        (916)           (890)
                                                                    --------    ---------       ---------
        Pro forma net income ....................................   $  9,442    $  14,709       $  15,695
                                                                    ========    =========       =========

        Earnings per Class B share:
         Basic - as reported .....................................  $   1.93    $    2.78       $    2.76
         Basic - pro forma .......................................  $   1.75    $    2.64       $    2.70
         Diluted - as reported ...................................  $   1.90    $    2.72       $    2.68
         Diluted - pro forma .....................................  $   1.73    $    2.59       $    2.62

The significant assumptions used in the calculation of the fair value of the Company's stock options, determined using the minimum value method, were as follows:

                                                        2003    2002    2001
                                                        ----    ----    ----
        Risk-free interest rate . . . . . . . . . . .   4.26%   3.82%   5.00%
        Expected option life  . . . . . . . . . . . .       8       8       8
        Expected forfeiture rate  . . . . . . . . . .     15%     15%     15%
        Expected dividend yield . . . . . . . . . . .    1.2%    1.2%    1.2%


--------------------------------------------------------------------------------

  "This is truly the American dream to have achieved what I have...first as a NIBCO employee and now as a NIBCO customer. I'm very thankful (to NIBCO)."

          Jack Gilfillan; Chairman, Sunbelt Marketing (NIBCO Customer)

Fair value of financial instruments -- The following methods and assumptions were used by the Company in estimating fair value of the following financial instruments as of December 31, 2003 and 2002:

[ ] Cash and cash equivalents, accounts receivable, accounts payable, other current assets and accrued liabilities -- The carrying amounts reported in the consolidated balance sheets approximate their fair values because of the short-term maturities of those instruments.

[ ] Short-term borrowings -- The carrying amounts of short-term borrowings approximate their fair values because of their variable rates, which approximate current market rates.

[ ] Long-term debt -- The carrying amounts of long-term debt approximate their fair values based on the Company's estimated incremental borrowing rates for similar types of borrowing arrangements.

Revenue recognition and accounts receivable-- The Company recognizes sales of its products at the time of shipment and accounts receivable represent amounts billed to customers under credit terms customary in its industry. The Company normally does not charge interest on its trade receivables.The Company classifies the cost of shipping its products to customers as a component of cost of goods sold.

Advertising expenses: Advertising costs are charged to operations when incurred. Advertising expense was approximately $2.0 million, $1.4 million and $2.0 million, in 2003, 2002 and 2001, respectively.

Use of estimates in the preparation of the financial statements-- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements: In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46, as amended, is effective for all new variable interest entities (VIEs) created or acquired after December 31, 2003. For VIEs created or acquired prior to January 1, 2004, the provisions of FIN 46 must be applied for the beginning of the first fiscal year that begins after December 15, 2004 for nonpublic companies. The related disclosure requirements are effective immediately. The Company is currently evaluating the effects, if any, that this standard will have on its results of operations and financial position.

On May 15, 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. FAS 150 is effective for nonpublic financial instruments in the first fiscal period beginning after December 31, 2003. Application of FAS 150 instruments that exist on the date of adoption should be reported through a cumlative effect of a change in an accounting principle by measuring those instruments at fair value or as otherwise required by FAS 150. The Company is currently evaluating the effects, if any, that this statement will have on its results of operations and financial position.

--------------------------------------------------------------------------------

                 "NIBCO is different because we are a family."

        Franco Negron; Director of Engineering, NIBCO World Headquarters

NOTE 1-- SIGNIFICANT ACCOUNTING POLICIES (concluded):

Supplemental cash flow information-- Supplemental disclosures of cash flow information for the years ended December 31, 2003, 2002 and 2001 are as follows (in thousands):

        Cash paid during the year for:                2003      2002      2001
                                                      ----      ----      ----
                Interest                             $5,096    $5,028    $5,017
                Income taxes                          3,533     7,543     7,261

        Noncash investing and financing activities:
                Note payable issued in connection
                with acquisition of business             --     2,280        --
                Liabilities assumed in connection
                with acquisition of business             --     2,027        --
                Exchange of Class B common shares
                for subordinated debentures              --     5,355        --
                Subordinated note issued in satisfaction
                of accrued expenses                      --       583        --
                Properties and equipment purchases
                included in accounts payable          1,200       701        --

NOTE 2-- EMPLOYEE BENEFITS:

The Company has a profit sharing and 401(k) plan covering substantially all employees. Employees participating in the plan may contribute up to 50% of their annual compensation, subject to statutory limitations. The Company matches a percentage of participant contributions (45% of each percentage contributed on deferral elections up to four percent or 55% of the first six percent contributed on deferral elections greater than four percent) which is fully vested. Costs under this plan were $3.2 million in 2003, $4.3 million in 2002 and $4.6 million in 2001, including Company 401(k) matching contributions of $1.7 million, $1.8 million, and $1.9 million for the years 2003, 2002 and 2001, respectively. Under the provisions of the plan, the Company has no liability beyond amounts contributed to trusts and has no right to or interest in trust assets.

NOTE 3-- NATURE OF OPERATIONS  AND  CONCENTRATION  OF CREDIT RISK:

The Company manufactures and distributes a full line of flow-control products and systems, including metal and plastic pipe fittings, valves, pipe hangers, supports, seismic bracing, channels and related products for applications in the residential, commercial, industrial and irrigation markets . Operations are located in the United States, Europe and Mexico and comprised of 12 manufacturing facilities, seven distribution centers and three sales and marketing offices. At December 31, 2003, the Company had physical assets of $18.0 million residing outside the United States.

The Company had one supplier who provided goods or services equal to 7%, 10%, and 9% of cost of goods sold in 2003, 2002 and 2001, respectively.

Concentration of credit risk is limited due to the large number of customers and their dispersion among many different industries and geographic regions. The Company's largest customer accounted for approximately 13% of net sales in 2003, 16% of net sales in 2002 and 15% in 2001. The Company's largest customer accounted for approximately 5% and 10% of accounts receivable at December 31, 2003 and 2002, respectively. The Company performs an ongoing credit evaluation of its customers' financial condition, and credit is extended to customers on an unsecured basis. Future credit losses are provided for currently through the allowance for doubtful accounts and actual credit losses are charged to the allowance when incurred. The allowance for doubtful accounts was $2.3 million at December 31, 2003 and $1.2 million at December 31, 2002.

U.S. export sales were approximately 9%, 8% and 7% of consolidated net sales in 2003, 2002 and 2001, respectively.

--------------------------------------------------------------------------------

              "I've told many people this...that I feel sorry for
                      anyone who does not work for NIBCO."

              Don Hamilton; Retired Plant Manager, Nacogdoches, TX

NOTE 4-- INCOME TAXES:

Deferred income taxes are provided for differences between the tax bases of assets and liabilities and their financial reporting amounts using the liability method. The components of the income tax provisions are as follows:

                                                    2003       2002       2001
                                                    ----       ----       ----
        Dollars in thousands:

        Current:
          Federal . . . . . . . . . . . . . . . . $ 3,124    $ 5,924    $10,335
          State . . . . . . . . . . . . . . . . .     140        491        481
          Foreign . . . . . . . . . . . . . . . .     213        342        221
                                                  -------    -------    -------

                                                    3,477      6,757     11,037
                                                  -------    -------    -------
        Deferred:
          Federal . . . . . . . . . . . . . . . .   2,330      1,952     (2,077)
          State . . . . . . . . . . . . . . . . .     259        205       (212)
          Foreign . . . . . . . . . . . . . . . .      12       (105)        --
                                                  -------    -------    -------
                                                    2,601      2,052     (2,289)
                                                  -------    -------    -------
          Total . . . . . . . . . . . . . . . . . $ 6,078    $ 8,809    $ 8,748
                                                  =======    =======    =======


Research and foreign tax credits are reflected as a reduction of the current income tax provision in the year in which the credits are allowed for tax purposes. Income before income taxes attributable to non-U.S. sources, in thousands, was $22, $3 and $748 for 2003, 2002 and 2001, respectively.

The following is a reconciliation of the statutory federal income tax provision based on the U.S. statutory rate of 35% to the actual income tax provision:

                                                              2003       2002        2001
                                                              ----       ----        ----
        Dollars in thousands:
        Income tax provision at the U.S.
          statutory rate . . . . . . . . . . . . . . . . .  $ 5,761    $ 8,495    $ 8,681
        State income taxes, net of federal benefit . . . .      168        452        175
        Other, net . . . . . . . . . . . . . . . . . . . .      149       (138)      (108)
                                                            -------    -------    -------
          Actual income tax provision. . . . . . . . . . .  $ 6,078    $ 8,809    $ 8,748
                                                            =======    =======    =======

The components of the net deferred tax asset and the net deferred tax liability as of December 31, 2003 and 2002 were as follows:

                                                              2003        2002
                                                              ----        ----
        Dollars in thousands:
        Current deferred tax asset (liability):
          Accounts receivable . . . . . . . . . . . . . . . $   288    $   248
          Inventories . . . . . . . . . . . . . . . . . . .  (1,378)      (370)
          Accrued liabilities . . . . . . . . . . . . . . .   3,078      3,843
          Other . . . . . . . . . . . . . . . . . . . . . .     397        191
                                                            -------    -------
            Deferred tax asset. . . . . . . . . . . . . . . $ 2,385    $ 3,912
                                                            =======    =======

        Long-term deferred tax liability:
          Depreciation  . . . . . . . . . . . . . . . . . . $14,812    $13,956
          Other . . . . . . . . . . . . . . . . . . . . . .   1,327      1,109
                                                            -------    -------
            Deferred tax liability  . . . . . . . . . . . . $16,139    $15,065
                                                            =======    =======


--------------------------------------------------------------------------------

        "My NIBCO family,..I call them my babies...I take care of them."

               Olivia Smith; Floor Supervisor, Stuarts Draft, VA

NOTE 5-- ACQUISITIONS AND DISPOSITIONS:

On June 3, 2002, the Company acquired the business operations and certain assets of TOLCO, INC., a manufacturer and distributor of pipe hangers, supports, seismic bracing and channel, for $21.4 million cash, a $2.3 million promissory note and the assumption of $2.0 million of liabilities. The excess of the purchase price over the fair value of the net assets acquired aggregated $7.4 million. In December 2002, the Company sold the equipment and inventory of the Sacramento location of TOLCO for $231 thousand resulting in no gain or loss.

Effective December 31, 2002, the Company ceased operations of its Hong Kong subsidiary resulting in a loss of approximately $377 thousand, including the write-off of $237 thousand of goodwill.

On October 30, 2001, the Company's Board of Directors approved a plan to close its New York foundry and relocate its operations to existing facilities in Texas and Mexico. Employee severance costs of $501 thousand associated with the foundry closure were accrued at December 31, 2001 and included in other accrued expenses. The Company incurred additional costs of approximately $2 million in 2002 in connection with the closure and relocation of the foundry operations.

NOTE 6-- INTANGIBLES AND GOODWILL:

Intangibles--The components of intangibles (all acquired in 2002) as of December 31, 2003 are as follows:

                                                        Amortized                                        Unamortized
                                                       Intangibles                                       Intangibles
                                              --------------------------------------------------  ------------------------
                                               Technology     Covenants       Order                 Trademarks
                                              and patents   not-to-compete    backlog   Subtotal  and tradenames    Total
                                              -----------   --------------    -------   --------  --------------    -----
        Dollars in thousands:
        Gross carrying amount                   $ 2,834       $ 800           $ 100     $ 3,734      $ 3,200      $ 6,934
        Amortization expense for 2002              (164)       (156)           (100)       (420)          --         (420)
                                                -------       -----           -----     -------      -------      -------
        Net intangibles December 31,2002          2,670         644              --       3,314        3,200        6,514
        Amortization expense for 2003              (283)       (267)             --        (550           --         (550)
                                                -------       -----           -----     -------      -------      -------
        Net intangibles December 31, 2003       $ 2,387       $ 377           $  --     $ 2,764      $ 3,200      $ 5,964
                                                =======       =====           =====     =======      =======      =======
        Accumulated amortization
          at December 31, 2002                  $  (164)      $(156)          $(100)    $  (420)     $    --      $  (420)
        Accumulated amoritization
          at December 31, 2003                  $  (447)      $(423)          $(100)    $  (970)     $    --      $  (970)

Amortized intangibles are being amortized using the straight-line method over 10 years for technology and patents, 3 years for covenants not-to-compete and 6 months for order backlog. The weighted-average amortization period for all amortized intangibles acquired during 2002 is 8.25 years.

Estimated aggregate annual amortization expense for each of the next five years is as follows (in thousands): 2004 - $550, 2005 - $394, 2006 - $283, 2007 - $283
and 2008 - $283.

Goodwill--The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows:

                                                               Support
                                           Hong Kong  Poland   Systems    Total
                                           ---------  ------   -------    -----
      Dollars in thousands:
      Balance as of January 1, 2002          $ 237    $ 785    $   --   $ 1,022
      Goodwill acquired during the year         --       --     7,408     7,408
      Write-off of goodwill (237)             (237)      --        --      (237)
                                             -----    -----    -------  -------
      Balance as of December 31, 2002        $  --    $ 785    $ 7,408  $ 8,193
                                             =====    =====    =======  =======

                                             -----    -----    -------  -------
      Balance as of December 31, 2003        $  --    $ 785    $ 7,408  $ 8,193
                                             =====    =====    =======  =======


--------------------------------------------------------------------------------

       "I don't really have a story about safety, but NIBCO really cares.
                           We all take that to heart."

                    Alan Kelver; Supervisor, Greensboro, GA

NOTE 6-- INTANGIBLES AND GOODWILL (concluded):

Net income and earnings per Class B share, reported as if amortization expense on goodwill had not been recognized prior to the effective date of FAS 142, would not be materially different than reported amounts.

NOTE 7-- OTHER ASSETS:

As of December 31, 2003, other assets consist primarily of a non-trade receivable of $.5 million for one life insurance trust, the beneficiaries of which are the Company's controlling shareholders. The receivable represents net life insurance premiums paid by the Company for split dollar life insurance policies owned by the trust covering the lives of the trust beneficiaries. The receivable is collateralized by the cash surrender value of the underlying life insurance policies owned by the trust.

Other assets consisted primarily of non-trade receivables aggregating $14.4 million at December 31, 2002, from three life insurance trusts, the beneficiaries of which are the Company's controlling shareholders. The receivables represent net life insurance premiums paid by the Company for split dollar life insurance policies owned by the trusts covering the lives of the trust beneficiaries, plus interest compounded annually at the lesser of 6% or 60% of the rate for 10-year U. S. Treasury bonds. Receivables of $13.9 million at December 31, 2002 are collateralized by shares of NIBCO INC. Class B common stock owned by two of the trusts with the remaining receivable of $.5 million at December 31, 2002 collateralized by the cash surrender value of the underlying life insurance policies owned by the third trust.

During  2003,  the  Company  was  repaid  its  $15.6  million   receivable  from
controlling shareholders for the termination of the split dollar life insurance policies in two life insurance trusts.

On January 28, 2003, the Company entered into an agreement to form a joint venture with another independent third party for the purpose of new product development. On July 24, 2003, a limited liability company was incorporated for this purpose. The Company contributed $850,000 in cash, plus intellectual property for a 50% ownership in the joint venture. The Company accounted for its investment using the equity method of accounting from August 1, 2003 through December 31, 2003. At December 31, 2003, the Company had $236,000 recorded as investment in joint venture, which is classified in other assets on the consolidated balance sheet.

The joint venture agreement provides for the Company to make loans to the joint venture up to a specified limit. At December 31, 2003 no loans had yet been provided.

Certain financial data for the joint venture as of December 31, 2003 and the period then ended are as follows: (in thousands)

                Current assets:               $   449
                Total assets:                   1,245
                Current liabilities:              773
                Total liabilities:                773
                Revenues:                           0
                Operating loss:                (1,228)
                Net loss:                      (1,228)

NOTE 8-- SHORT-TERM BORROWINGS:

On August 28, 2003, the Company entered into an operating lease agreement with LaSalle Bank, N.A. totaling $6.0 million. At December 31, 2003, the Company had incurred $3.1 million in short-term notes payable under the agreement which will be converted into operating leases in 2004.

On September 6, 2002, the Company entered into a revolving credit facility with Wachovia Bank, N.A. and two other banks expiring September 6, 2005. The revolving credit facility provides for aggregate unsecured borrowings of $75 million including available letters of credit up to $20 million and an available cash management line of credit, as defined, up to $10 million. The credit agreement requires minimum advances under both the revolving credit facility and cash management line of credit plus a commitment fee ranging from 0.20% to 0.50% of the unused available credit. Interest on outstanding advances, depending on the pricing option selected by the Company, is payable either quarterly at the "base rate" (greater of Wachovia's prime rate or one-half of one percent above the federal funds rate), or periodically at the sum of the applicable margin (which ranges from 0.875% to 2.0% depending on the Company's ratio of consolidated total debt to consolidated EBITDA) plus the applicable adjusted LIBOR rate.

--------------------------------------------------------------------------------

              "NIBCO cares. They care about you and your family."

                 Kenise Garland; Associate , Stuarts Draft, VA

NOTE 8-- SHORT-TERM BORROWINGS (concluded):

At December 31, 2003, there were no outstanding borrowings under this credit facility and outstanding letters of credit aggregated $3.4 million. The credit agreement contains, among other provisions, certain restrictive covenants including limits on consolidated senior debt and subordinated debt, operating leases, mergers and consolidations, investments, maintenance of a minimum level of adjusted net worth and compliance with certain prescribed financial ratios.

On January 21, 2004, the Company modified its revolving credit facility dated September 6, 2002 and expiring September 6, 2005. LaSalle Bank, N.A. replaced Wachovia Bank, N.A. as administrative agent. In addition, the facility's aggregate unsecured borrowings limit was reduced from $75 million to $55 million. The Company may request an increase to the borrowing limit prior to September 6, 2005 by an amount up to $20 million not to exceed a maximum aggregate amount of $75 million. No other material changes as to terms or conditions were made to the agreement.

Prior to September 6, 2002, the Company had a revolving credit facility with BANK ONE, INDIANA, N.A. and two other banks. The revolving credit facility provided for aggregate unsecured borrowings of $75 million including available letters of credit up to $15 million and a cash management line of credit of $5 million. The credit agreement required minimum advances under both the revolving credit facility and the cash management line of credit plus a commitment fee ranging from 17.5 to 27 basis points on the unused available credit. Interest on outstanding advances was payable quarterly at, depending on the pricing option selected by the Company, either the "alternate base rate", as defined, or the adjusted LIBOR rate plus 50 to 100 basis points dependent upon the Company's ratio of debt to tangible capitalization.

At December 31, 2003, the Company also had a line of credit of $.5 million with BRE Bank, Lodz, Poland. Interest on outstanding advances under this line of credit is payable monthly at the month-end WIBOR rate plus 80 basis points. At December 31, 2003, there were no outstanding borrowings under this line of credit.

NOTE 9--LONG-TERM DEBT:                                                                          December 31,
                                                                                                 ------------
Dollars in thousands:                                                                          2003       2002
                                                                                               ----       ----
7.33% Series A senior notes, payable $3,200 annually commencing
        in 2003 and continuing through 2007 . . . . . . . . . . . . . . . . . . . . . . . .  $12,800    $16,000
6.43% Series C senior notes, payable $2,143 annually through 2008 . . . . . . . . . . . . .   10,714     12,857
6.96% Series D senior notes, payable $2,000 annually commencing
        in 2004 and continuing through 2008 . . . . . . . . . . . . . . . . . . . . . . . .   10,000     10,000
7.20% Series E senior notes, payable $2,143 annually commencing
        in 2005 and continuing through 2011 . . . . . . . . . . . . . . . . . . . . . . . .   15,000     15,000
Subordinated debentures, fixed and variable rates indexed to average yields on U.S. Treasury notes and bonds, with maturities
        in varying amounts through 2012 . . . . . . . . . . . . . . . . . . . . . . . . . .    5,355      5,355
Subordinated note, payable $58 annually plus
        interest at 7.52% through April 2012. . . . . . . . . . . . . . . . . . . . . . . .      525        583
Promissory note, interest payable monthly
        at 6.0%, principal balance due June 2003. . . . . . . . . . . . . . . . . . . . . .       --      2,280
Promissory notes, interest payable monthly at the Warsaw Interbank Offer Rate
        plus 0.9%, maturing November 2004 and 0.6% maturing November 2003, respectively          803        784
                                                                                              55,197     62,859
Less-- Current maturities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8,204      8,465
        Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $46,993    $54,394

The approximate aggregate annual maturities of long-term debt for each of the next five years are as follows (In thousands): 2004-$8,204, 2005-$9,544, 2006-$9,544, 2007-$10,934 and 2008 - $6,343.



--------------------------------------------------------------------------------

     "On the electronic data interchange and electronic commerce, NIBCO is actually ahead of where we are..."

           Mike Grunkemeyer; Sr. Vice President, Ferguson Enterprises
                   (A $5 billion in sales customer of NIBCO's)

NOTE 10-- EQUITY MATTERS:

Classes of Common Stock

The Company has two classes of common stock: Class A and Class B shares. Class A shares are voting and are valued at 20 times that of Class B shares and receive a dividend 20 times that of Class B shares. Class B shares are non-voting shares.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding which were as follows (in thousands): 2003-5,388, 2002-5,563 and 2001-5,823. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the dilutive effect of outstanding stock options. The weighted average number of common shares, increased for the dilutive effect of stock options, used in the computation of diluted earnings per share were as follows (in thousands): 2003-5,473, 2002-5,689 and 2001-5,981.

Stock Options

The Company's stock option plans provide for the granting to eligible key employees of options to purchase up to a total of 2,520,000 shares of Class B common shares. Options granted in 1999 and subsequent years are exercisable by the grantee within a period of ten years from the date such options are granted. Options granted prior to 1999 were exercisable by the grantee within a period of five years from the date such options were granted. No options may be exercised during the first year following grant and are exercisable thereafter at a cumulative rate of 20% per year through the fourth year following the date of grant with the remaining unexercised options exercisable during the fifth year following grant. The option price is an amount per share of not less than "appraised price" (See Other Equity Matters) per share on the date of grant for options granted in 1999 and subsequent years and not less than "book price" per share on the date of grant for those options granted prior to 1999.

The following is a summary of the activity with respect to the Company's stock option plans for the years ended December 31, 2001, 2002 and 2003:

                                                                                      Weighted-
                                                                        Number of      Average
                                                                         Shares     Exercise Price
                                                                        ---------   --------------
        Outstanding, January 1, 2001 (418,159 shares exercisable)       1,072,442       $26.61
                Granted                                                   177,737        38.18
                Canceled                                                  (42,014)       31.22
                Exercised                                                (289,562)       18.69
                                                                         ---------
        Outstanding, December 31, 2001 (336,483 shares exercisable)       918,603        31.13
                Granted                                                   200,666        42.22
                Canceled                                                  (63,615)       25.32
                Exercised                                                (205,638)       21.86
                                                                         ---------
        Outstanding December 31, 2002 (345,673 shares exercisable)        850,016        35.59
                Granted                                                    95,554        44.97
                Canceled                                                   (6,763)       30.39
                Exercised                                                (155,502)       23.78
                                                                         ---------
        Outstanding, December 31, 2003 (379,477 shares exercisable)       783,305        39.03
                                                                         =========

Compensation expense of $9 thousand, $250 thousand and $815 thousand was recorded for stock options exercised during 2003, 2002 and 2001, respectively. The weighted average fair value of options granted was $11.37, $9.56 and $11.02 in 2003, 2002 and 2001, respectively.


--------------------------------------------------------------------------------

             "If I had it to do all over again, I'd start tomorrow.
                       I just wish I had 42 years left."

         Jerry Foster; 42 year associate (now retired), Blytheville, AR

NOTE 10-- EQUITY MATTERS (concluded):

The following table summarizes information about stock options outstanding at December 31, 2003:

                                       Options Outstanding                   Options Exercisable
                                       -------------------                   -------------------
                                           Weighted-
                                            Average        Weighted-                      Weighted-
            Range of                       Remaining        Average                        Average
            Exercise           Number     Contractual      Exercise          Number       Exercise
             Prices         Outstanding   Life (Years)      Price         Exercisable       Price
             ------         -----------   ------------      -----         -----------       -----
        $34.71 to $34.71      182,873          5.833        $34.71          182,873        $34.71
        $34.72 to $38.18      321,699          6.974        $37.92          159,807        $37.86
        $38.19 to $42.22      184,755          8.345        $42.22           36,797        $42.22
        $42.23 to $44.97       93,978          9.333        $44.97               --            --


Treasury Stock

Treasury shares consisted of 153,310 Class A shares (3,066,200 equivalent Class B shares) and 4,510,202 Class B shares as of December 31, 2003

Treasury shares consisted of 150,185 Class A shares (3,003,700 equivalent Class B shares) and 4,388,179 Class B shares as of December 31, 2002.

Other Equity Matters

On March 26, 2002, the Company's shareholders adopted an amendment to the Company's Articles of Incorporation related to the following two features. The first feature increased the number of authorized Class A and Class B common shares to 2,500,000 and 50,000,000, respectively, which allowed for a 7:1 common stock split effective May 1, 2002. All share and per share amounts presented have been restated to reflect the effect of the stock split. The second feature allowed the Company to reduce the annual limitation of the number of Class B common shares the Company may purchase to 7% from the then current limitation of 10%.

During 2002, the Company's Board of Directors also authorized the issuance of up to $25 million of unsecured, subordinated debentures to electing shareholders during the period March 1, 2002 through April 30, 2002. The offering allowed Class B shareholders to exchange Class B common shares for unsecured, subordinated debentures with either fixed or variable rates and with maturities ranging from 5 to 10 years. Subordinated debentures aggregating $5,355,000 were issued in connection with this exchange offer.

The method of determining the price at which the Company may purchase shares of its Class B common stock is based on an "appraised price". Appraised price is equal to the fair market value of a share of Class B common stock as determined by a nationally recognized financial advisor every six months (effective every March 1 and September 1.) For the period September 1, 2003 through February 29, 2004, the appraised price per share of NIBCO Class B common stock is $43.26 ($39.25 per share for the period September 1, 2000 through February 28, 2001, $38.18 per share for the period March 1, 2001 through August 31, 2001, $39.77 per share for the period September 1, 2001 through February 28, 2002, $42.22 per share for the period March 1, 2002 through August 31, 2002, $45.48 per share for the period September 1, 2002 through February 28, 2003 and $44.97 per share for the period March 1, 2003 through August 31, 2003).

The Company has the right of first refusal to purchase Class B common stock from its shareholders with an annual limitation of seven percent (7%) of shares outstanding (ten percent (10%) prior to March 26, 2002) during the period from March 1 to February 28 or 29 of the year thereafter ("Tender Year"). There is an orderly method for the purchase of Class B common stock by the Company which includes two "determination periods" each Tender Year in which shareholders can tender their shares to the Company and the Company can purchase all or a portion of those shares subject to the annual limitation.

--------------------------------------------------------------------------------

      "We value the Ferguson-NIBCO relationship because we see you (NIBCO)
                                 out in front."

  Mike Grunkemeyer; Sr. Vice President, Ferguson Enterprises (NIBCO Customer)

Notes to Consolidated Financial Statements (concluded)

NOTE 11-- COMMITMENTS AND CONTINGENCIES:

Leases for certain real property, office and delivery equipment and corporate aircraft are accounted for as operating leases and have future minimum rental commitments aggregating $22.5 million as of December 31, 2003 which are payable as follows (in millions): 2004 - $6.5, 2005 - $5.5, 2006 - $4.9, 2007- $2.5,
2008 - $1.4, and $1.7 thereafter.

Rental expense was $9.6 million in 2003, $8.7 million in 2002 and $6.5 million in 2001.

Future minimum aggregate rentals to be received from noncancelable subleases are $5.3 million as of December 31, 2003.

The Company's current operating environment subjects its manufacturing operations to various environmental laws and regulations for which noncompliance may require the Company to pay various fines and penalties or incur the costs of remedial actions. Based on currently available information, management believes they have made adequate provisions in the consolidated financial statements for costs of compliance with environmental laws and regulations.

The Company is involved in certain litigation as a result of claims that arise in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations.

At December 31, 2003, the Company had various capital expenditure commitments of approximately $3.6 million.











--------------------------------------------------------------------------------

     "They put this grave marker up (for my dad who passed away) right here at the factory. I didn't even ask them to do it. That's just what a family would do."

                  Tami Holbert; Supervisor, Stuarts Draft, VA

Report of Independent Auditors


To the Board of Directors and Shareholders of NIBCO INC.:

We have audited the accompanying consolidated balance sheet of NIBCO INC. and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of NIBCO INC. and its subsidiaries as of December 31, 2002 and the consolidated statements of income, shareholders' equity and cash flows of NIBCO INC. and its subsidiaries for the years ended December 31, 2002 and 2001 were audited by other auditors whose report dated January 31, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIBCO INC. and its subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP


Indianapolis, Indiana
January 30, 2004













--------------------------------------------------------------------------------

                      "NIBCO is family. NIBCO is family."

                 A. Dale Michael; Supervisor, Stuarts Draft, VA

Five Year Review
Dollars in thousands except per share amounts

                                                          Years ended December 31,
                                               ------------------------------------------------
                                               2003       2002       2001       2000       1999
                                               ----       ----       ----       ----       ----
Net sales .............................     $419,038   $428,633   $407,179   $440,072   $419,185
Cost of goods sold ....................      351,301    347,629    324,841    362,053    332,459
Interest expense ......................        5,007      5,080      5,227      5,492      3,847
Income taxes ..........................        6,078      8,809      8,748      7,419     12,032
Net income ............................       10,376     15,462     16,055     13,968     22,734
Additions to plant and equipment ......       18,335     18,607     15,768     15,738     17,294
Depreciation ..........................       16,902     18,044     18,319     18,356     18,324
Working capital .......................       57,141     51,329     66,895     42,532     40,323
Shareholders' equity ..................      118,748    120,061    118,933    119,293    116,052
Total assets ..........................      269,068    276,941    266,785    257,165    266,747
Long-term debt ........................       46,993     54,394     53,857     32,802     35,580

------------------------------------------------------------------------------------------------
Number of employees ...................        2,788      2,992      2,899      3,263      3,292
------------------------------------------------------------------------------------------------

Class B common stock per share amounts:
  Basic earnings ......................     $   1.93   $   2.78   $   2.76   $   2.26   $   2.75
  Diluted earnings ....................         1.90       2.72       2.68       2.18       2.72
  Cash dividends declared .............         0.24       0.24       0.24       0.24       0.24
  Book value ..........................        22.48      21.96      20.82      19.82      18.87
  Appraised value .....................        43.26      45.48      39.77      39.25      34.71

Notes:

(A) Class A per share amounts are twenty times Class B per share amounts shown above.

(B) The weighted average number of shares outstanding during the years, which is the basis of the computation of basic earnings per share, were 2003 - 5,388,495 shares 2002 - 5,563,134 shares, 2001 - 5,823,447 shares, 2000 -
     6,181,000 shares and 1999 - 8,254,078 shares.

(C) The weighted average number of shares outstanding plus the dilutive effect of outstanding stock options during the years, which is the basis of the computation of diluted earnings per share, were 2003 - 5,472,980 shares, 2002 - 5,688,839 shares, 2001- 5,980,751 shares, 2000 - 6,414,191 shares and 1999 - 8,358,329 shares.

(D) See Note 10 to the consolidated financial statements for a description of the book value and appraised value per share of Class B common stock.

(E) All share and per share amounts above have been restated to reflect the 7:1 common stock split on May 1, 2002.




--------------------------------------------------------------------------------

            "I worked at NIBCO 46 years...for my family and myself,
       it's been perfect. I wouldn't change anything I did - except maybe work longer. I wouldn't work any shorter."

               Junior Rhodes; Retired Associate, Nacogdoches, TX

Financial Highlights
Dollars in millions except per share amounts

                                Operations              2003            2002             2001
                                                        ----            ----             ----
                Net Sales                               $419.0          $428.6          $407.2
                                Growth %                   -2%              5%             -7%
                Operating Income                        $ 22.3          $ 28.9          $ 32.5
                                Growth %                  -23%            -11%             28%
                Net Income                              $ 10.4          $ 15.5          $ 16.1
                                Growth %                  -33%             -4%             15%

                            Performance Ratios          2003            2002             2001
                                                        ----            ----             ----

                Gross Margin                               16%             19%             20%
                Selling, General and Administrative        11%             12%             12%
                Return on Working Capital                  18%             30%             24%
                Return on Assets                            4%              6%              6%
                Earnings Per Class B Share              $ 1.93          $ 2.78          $ 2.76

                           Financial Condition          2003            2002             2001
                                                        ----            ----             ----
                Cash                                     $18.1          $ 14.9          $ 23.0
                Working Capital                           57.1            51.3            66.9
                Net Properties                           109.6           108.7           106.7
                Assets                                   269.1           276.9           266.8
                Capital Expenditures                      18.3            18.6            15.8
                Long-Term Debt                            47.0            54.4            53.9
                Shareholders' Equity                     118.7           120.1           118.9

                        Financial Ratios                2003            2002             2001
                                                        ----            ----             ----

                Return on Equity                            9%             13%             13%
                Debt to Equity                            127%            131%            124%
                Interest Coverage (Times)                  4.3             5.8             5.7
                Book Value Per Class B Share            $22.48         $ 21.96         $ 20.82
                                Growth %                    2%              5%              5%
                Appraised Value Per Class B Share       $43.26         $ 45.48         $ 39.77



--------------------------------------------------------------------------------

       "I'm a second generation NIBCO associate. I can't remember a time without NIBCO. NIBCO's done wonderful things for our family...it's done everything for our family...and I'm excited about the future of NIBCO."

                   Steve Hall; Plant Manager, Greensboro, GA

                            NIBCO World Headquarters



                               [Picture Omitted]
                                Elkhart, Indiana

NIBCO Global Manufacturing Facilities:

   [Picture Omitted]                  [Picture Omitted]                     [Picture Omitted]

   Plastic Fittings                      Metal Fittings           Industrial Plastic Valves & Fittings
Denmark, South Carolina             Stuarts Draft, Virginia              Charlestown, Indiana



[Picture Omitted]                     [Picture Omitted]                     [Picture Omitted]

  Metal Valves                  Pipe Hangers & Support Systems                Metal Valves
 McAllen, Texas                       Corona, California                 Blytheville, Arkansas


   [Picture Omitted]                 [Picture Omitted]                      [Picture Omitted]

Plastic Pipe & Fittings           Metal Valves & Fittings                    Plastic Fittings
     Lodz, Poland                    Nacogdoches, Texas                       Goshen, Indiana

   [Picture Omitted]                   [Picture Omitted]                    [Picture Omitted]

Metal Valves & Fittings                 Metal Fittings                      Plastic Fittings
   Reynosa, Mexico               South Glens Falls, New York              Greensboro, Georgia



NIBCO Global Distribution Facilities:

        Atlanta, GA . Charlestown, IN . Columbus, OH . Los Angeles, CA .
                 Corona, CA . Vilnius, Lithuania . Lodz, Poland

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                     "I thank God I got to work for NIBCO."

                  Tami Holbert; Supervisor, Stuarts Draft, VA

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                          [Names of Employees Omitted]


                               NIBCO

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   NIBCO INC.          1516 MIDDLEBURY STREET    PHONE: 574.295.3000

   WORLD HEADQUARTERS  ELKHART, IN 46516-4740    FAX: 574.295.3307

                       USA                       WEB: www.nibco.com